Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
February 12, 2007
PROTECT YOUR CAREMARK INVESTMENT VOTE AGAINST THE
PROPOSED CVS MERGER TODAY
Dear Caremark Stockholder:
     Caremark’s February 20th special meeting of stockholders is rapidly approaching, and your vote is important, no matter how many, or how few, shares you own. We urge you to protect your investment by signing, dating and returning the GOLD proxy card today to vote AGAINST the proposed CVS transaction.
FOUR INDEPENDENT PROXY ADVISORY FIRMS
RECOMMEND REJECTION OF CVS PROPOSAL
     As you make your final determination regarding your investment in Caremark, we strongly urge you to join with four of the nation’s leading independent proxy advisory firms, Institutional Shareholder Services (ISS), CtW Investment Group (CtW), Glass Lewis & Co. and Egan-Jones, who have recommended Caremark stockholders vote AGAINST the proposed acquisition by CVS at the upcoming special meeting of stockholders.
     The voting analyses from these firms are relied upon by hundreds of major institutional investors, mutual funds, pension plans and other fiduciaries.
In its M&A Insight Analysis, ISS stated*:
“Based on the risky strategic rationale, the nil-premium offer price, the initial poor market reaction...we cannot fathom why the CMX board did not...commence non-binding negotiations with ESRX after it had submitted its unsolicited offer.”
“...we conclude that the alternative ESRX proposal could potentially lead to a ‘superior proposal’ that may provide better value for CMX shareholders. Given the deal was initially struck at a nil-premium, there is limited downside for CMX shareholders if the CVS deal does not go through.”
“Shareholders can hardly be blamed for being somewhat skeptical [about the CVS-CMX transaction].”
“Historically, mergers of PBMs appear to have a positive track record.”
In its analysis, CtW stated*:
“Despite Express Scripts’ interest in merging with Caremark, and the market’s positive reaction to its rival merger proposal, Caremark’s board has repeatedly rejected Express Scripts’ entreaties, and has refused to allow Express Scripts to perform due diligence even as it has publicly criticized Express Scripts’ bid for being contingent upon due diligence. As puzzling as the decision to accept the CVS offer was, it is even more difficult to understand the Caremark board’s steadfast allegiance to the CVS agreement...”
“...in talking with industry experts, we found little consensus regarding the merits of a vertical, PBM-pharmacy merger. While the benefits of a horizontal combination-such as that proposed by Express Scripts-are readily apparent, the benefits of a vertical merger appear more speculative.”

In its analysis, Glass Lewis stated*:
“We recommend that shareholders reject the current transaction with CVS...we believe it is in the best interest of Caremark shareholders to vote against the proposed CVS agreement in order to pursue a new process that can yield a better combination of short-term value and long-term strategic merit.”
     We believe that ISS, CtW, Glass Lewis and Egan-Jones clearly recognize that the proposed acquisition of Caremark by CVS is not in the best interests of Caremark stockholders.
PROTECT YOUR RIGHT TO RECEIVE
SUPERIOR VALUE FOR YOUR CAREMARK SHARES
     We believe that you will realize greater value by rejecting the CVS proposal. The Express Scripts offer provides superior value and the advantages of an Express Scripts-Caremark combination are strategically and financially compelling. We are offering Caremark stockholders a superior currency and greater certainty of value than CVS, and we have taken a number of tangible and important steps to consummate a transaction. We are confident we will deliver superior value to our respective stockholders, plan sponsors and patients.
     We urge you to VOTE the GOLD Proxy Card TODAY AGAINST the Caremark Board’s proposal to adopt the plan of merger with CVS. Send a message to the Caremark Board that it must engage in a discussion with us about our clearly superior offer.
     We strongly recommend that you reject the CVS proposal.

Sincerely,

George Paz
President, Chief Executive Officer
and Chairman of the Board
If you have any questions or need assistance in voting the enclosed GOLD proxy card
AGAINST the proposed Caremark/CVS merger, please contact our proxy advisor
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

*Permission to use quotations was neither sought nor obtained.
Safe Harbor Statement
     This letter contains forward-looking statements, including, but not limited to, statements related to the Company’s plans, objectives, expectations (financial and otherwise) or intentions. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Factors that may impact these forward-looking statements include but are not limited to:
•	uncertainties associated with our acquisitions, which include integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses

•	costs and uncertainties of adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices

•	investigations of certain PBM practices and pharmaceutical pricing, marketing and distribution practices currently being conducted by the U.S. Attorney offices in Philadelphia and Boston, and by other regulatory agencies including the Department of Labor, and various state attorneys general

•	changes in average wholesale prices (“AWP”), which could reduce prices and margins, including the impact of a proposed settlement in a class action case involving First DataBank, an AWP reporting service

•	uncertainties regarding the implementation of the Medicare Part D prescription drug benefit, including the financial impact to us to the extent that we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, and increased regulatory risk

•	uncertainties associated with U.S. Centers for Medicare & Medicaid’s (“CMS”) implementation of the Medicare Part B Competitive Acquisition Program (“CAP”), including the potential loss of clients/revenues to providers choosing to participate in the CAP

•	our ability to maintain growth rates, or to control operating or capital costs

•	continued pressure on margins resulting from client demands for lower prices, enhanced service offerings and/or higher service levels, and the possible termination of, or unfavorable modification to, contracts with key clients or providers

•	competition in the PBM and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers

•	results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations

•	increased compliance relating to our contracts with the DoD TRICARE Management Activity and various state governments and agencies

•	the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products

•	the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network

•	the use and protection of the intellectual property we use in our business

•	our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements

•	our ability to continue to develop new products, services and delivery channels

•	general developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and introductions of new drugs

•	increase in credit risk relative to our clients due to adverse economic trends

•	our ability to attract and retain qualified personnel

•	other risks described from time to time in our filings with the SEC
Risks and uncertainties relating to the proposed transaction that may impact forward-looking statements include but are not limited to:
•	Express Scripts and Caremark may not enter into any definitive agreement with respect to the proposed transaction

•	required regulatory approvals may not be obtained in a timely manner, if at all

•	the proposed transaction may not be consummated

•	anticipated benefits of the proposed transaction may not be realized

•	the integration of Caremark’s operations with Express Scripts may be materially delayed or may be more costly or difficult than expected

•	the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements.
We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Important Information
Express Scripts has filed a proxy statement in connection with Caremark’s special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission (“SEC”) free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants is included in the proxy statement filed in connection with Caremark’s special meeting to approve the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.